     As filed with the Securities and Exchange Commission on March 13, 2002
                                                    Registration No. 333-______
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                               TOYS "R" US, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                  Delaware                                                                  22-3260693
                       (State or Other Jurisdiction of                                       (I.R.S. Employer Identification Number)
                       Incorporation or Organization)

                                 461 From Road
                           Paramus, New Jersey 07652
                                 (201) 262-7800
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                                ----------------
                                Louis Lipschitz
              Executive Vice President -- Chief Financial Officer
                               Toys "R" Us, Inc.
                                 461 From Road
                           Paramus, New Jersey 07652
                                 (201) 262-7800
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                ----------------
                                   Copies to:

                           Glenn M. Reiter, Esq.                                                       Robert Evans III, Esq.
                         Simpson Thacher & Bartlett                                                      Shearman & Sterling
                            425 Lexington Avenue                                                        599 Lexington Avenue
                       New York, New York 10017-3954                                                New York, New York 10022-6069

                                ----------------

   Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                                ----------------

                        CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             Proposed Maximum      Proposed Maximum      Amount of
                                                           Amount to Be    Aggregate Price Per    Aggregate Offering   Registration
   Title of Each Class of Securities to Be Registered       Registered             Unit                 Price               Fee
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share (1) .............        --                  --            $230,000,000(2)(3)      $21,160
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

(1) Each share of common stock to be registered hereby includes one right. Prior to the occurrence of certain events, the rights will not be exercisable or evidenced separately from the shares of common stock. Value attributable to these rights, if any, is reflected in the market price of the common stock, and the rights are issued for no additional consideration. Accordingly, there is no offering price for the rights, and no registration fee is required.
(2) Includes shares of common stock subject to the underwriters' over-allotment option.
(3) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).

                                ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.
===============================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  Subject to Completion, dated March 13, 2002


                                            Shares



                               [TOYS "R" US LOGO]






                                TOYS "R" US, INC.

                                  Common Stock

                                ----------------

   We are offering           shares of our common stock. We have granted the
underwriters an option to purchase up to an additional          shares of our
common stock to cover over-allotments.

   Our common stock is listed on the New York Stock Exchange under the symbol "TOY." The last reported sale price of our common stock on the New York Stock Exchange on March 12, 2002, was $20.23 per share.

   Concurrently with this offering, we are also offering $       of equity
security units, which will initially consist of a contract to purchase shares of our common stock and a senior note. The two offerings are not conditioned on each other.
                                ----------------

   Investing in our common stock involves risks. See "Forward-Looking Statements" beginning on page i of this prospectus and "Risk Factors" beginning on page 5.

                                ----------------

                                                                                                        Underwriting
                                                                                            Price to    Discounts and   Proceeds to
                                                                                             Public      Commissions    Toys "R" Us
                                                                                            --------    -------------   -----------
   Per Share............................................................................     $          $                $
   Total................................................................................     $          $                $


   The underwriters expect to deliver the shares of common stock to purchasers
on or about         , 2002.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                                ----------------
                           Joint Bookrunning Managers

Credit Suisse First Boston                                 Salomon Smith Barney

                  The date of this prospectus is      , 2002.

                               TABLE OF CONTENTS



                                                                            Page
                                                                            ----
About This Prospectus ...................................................     i

Forward-Looking Statements ..............................................     i

Where You Can Find More Information .....................................    ii

Prospectus Summary ......................................................     1

Risk Factors ............................................................     5

Use of Proceeds .........................................................     7

Capitalization ..........................................................     7

Selected Consolidated Financial Data ....................................     9

                                                                            Page
                                                                            ----
Business ................................................................    11

Description of Common Stock .............................................    16

Certain U.S. Tax Consequences to Non-United States Holders ..............    18

Underwriting ............................................................    20

Notice to Canadian Residents ............................................    22

Legal Opinions ..........................................................    23

Experts .................................................................    23


                             ABOUT THIS PROSPECTUS

   As used in this prospectus, "Toys "R" Us," "company," "we," "us," and "our" generally means Toys "R" Us, Inc., together with its consolidated subsidiaries, unless the context otherwise requires. However, in the description of the common stock in this prospectus, whenever we refer to "Toys "R" Us," "company," "we," "us" or "our," we generally will be referring to Toys "R" Us, Inc. and not any of its subsidiaries.

   You should rely only on the information contained in and incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any state or jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

   Each share of our common stock includes one common stock purchase right pursuant to our shareholder rights plan. Prior to the occurrence of certain events, the rights will not be exercisable or evidenced separately from our common stock. See "Description of Common Stock--Rights Agreement."

   Unless otherwise specified, store numbers included in this prospectus do not give effect to the restructuring we announced on January 28, 2002.

   Toys "R" Us, Kids "R" Us, Babies "R" Us, Imaginarium and certain other brand names used in this prospectus are our registered trademarks. Certain other brand names listed in this prospectus are registered trademarks of third parties.

   We are not incorporating by reference material from our websites. The references to our websites are inactive textual references to the uniform resource locators (URLs) and are for your reference only.

                           FORWARD-LOOKING STATEMENTS

   This prospectus and the documents incorporated herein by reference contain certain statements that are, or may be considered to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally indicate these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee," "will," "may" and similar words or phrases. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, store openings and conversions, future performance and anticipated cost savings and results of our restructuring. All of these forward-looking statements are subject to risks, uncertainties and assumptions. Factors that could cause our actual results to differ materially include the factors that we describe in this prospectus, including under the caption "Risk Factors," and in the documents we incorporate by reference. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus or the relevant incorporated document are made only as of the date of this prospectus or the relevant incorporated document, as the case may be, and, except as required by law, we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances, new information or otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C.
20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information that we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

   We filed a registration statement on Form S-3 with the SEC covering the common stock offered by this prospectus. For further information on us and our common stock, you should refer to the registration statement, including its exhibits. This prospectus summarizes material provisions of the common stock. Because this prospectus may not contain all the information that you may find important, you should review the full text of these documents.

   The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.

   We incorporate by reference the following documents, any filings that we make after the date of filing the initial registration statement and prior to the effectiveness of that registration statement, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering pursuant to this prospectus.

   o Annual Report on Form 10-K for the year ended February 3, 2001;

   o Quarterly Report on Form 10-Q for the quarter ended May 5, 2001;

   o Quarterly Report on Form 10-Q for the quarter ended August 4, 2001;

   o Quarterly Report on Form 10-Q for the quarter ended November 3, 2001;

   o Current Report on Form 8-K as filed on July 13, 2001;

   o Current Report on Form 8-K as filed on July 24, 2001;

   o Proxy Statement on Schedule 14A as filed on April 30, 2001; and

   o Form 8-A as filed on January 16, 1998, as amended by Current Report on Form 8-K as filed on April 16, 1999.

   Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   You may request a copy of these filings, other than exhibits unless those exhibits are specifically incorporated by reference into those filings, at no cost by writing to Louis Lipschitz, Executive Vice President--Chief Financial Officer, Toys "R" Us, Inc., 461 From Road, Paramus, New Jersey 07652, or telephoning us at (201) 262-7800.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. As a result, this summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial statements and financial data, included in this prospectus and incorporated by reference herein, before making an investment decision.

   Our fiscal year ends on the Saturday nearest to January 31st. References to the 2000, 2001 and 2002 fiscal years are for the 53 weeks ended February 3, 2001 and for the 52 weeks ended February 2, 2002 and February 1, 2003, respectively.

                               Toys "R" Us, Inc.

General

   We are one of the world's leading retailers of toys, children's apparel and baby products. As of February 2, 2002, we operated 1,599 retail stores consisting of 1,092 U.S. locations with 701 toy stores under the name "Toys "R" Us," 184 children's clothing stores under the name "Kids "R" Us," 165 infant-toddler stores under the name "Babies "R" Us" and 42 educational specialty stores under the name "Imaginarium." Internationally, as of February 2, 2002, we operated 507 toy stores, including franchised and licensed stores, under the name "Toys "R" Us." We also sell merchandise through our Internet sites at www.toysrus.com, www.babiesrus.com and www.imaginarium.com.

   Over several decades of operation, Toys "R" Us has built its reputation as a leading destination for toys and children's products. We are a market share leader in the largest markets in which we operate, including the United
States, the United Kingdom and Japan. In the United States, our largest market, we are the only nation-wide freestanding destination toy store. Our toy stores offer approximately 10,000 distinct items year-round, more than twice the items found in other discount or specialty stores selling toys. We believe that one of our key competitve advantages, and a differentiating factor in the eyes of our customers, is our broad and deep product selection.

   In early 2000, in order to further strengthen our market position and enhance the shopping experience of our customers, we embarked on a three-year program to reposition our U.S. toy stores. A key part of this repositioning involves the renovation of our U.S. toy stores to the "Mission Possible" format. This format allows us to present our merchandise in a more dynamic selling environment and make our stores more "shopper friendly." In addition, the staff in our Mission Possible stores adheres to an elevated standard of guest service, based on training which focuses on deeper product knowledge and more targeted selling skills. At the end of 2001, we had completed the renovation of 433 of our U.S. toy stores. We plan to complete the balance of these renovations by year-end 2002. Although the conversion process is still underway, we believe that Mission Possible stores offer higher productivity, profitability and return on investment measures relative to non-renovated locations.

   In November 2001, we opened our new Times Square flagship store in New York City. We believe our flagship store provides us with increased visibility of the Toys "R" Us brand and an effective platform for new product launches and is serving to further strengthen our standing with the vendor community.

Business Strategy

   We seek to enhance our business and financial performance through the following key elements of our strategy:

   o Improving the productivity and profitability of our store formats. We seek to improve the productivity and profitability of our store formats by:

     -  renovating our U.S. toy stores to the Mission Possible format;

     - combining our toy offering with a 5,500 square foot apparel offering in many of our Toys "R" Us stores to create our Kids "R" Us/Toys "R" Us "combo" stores; and

     - renovating our stand-alone Kids "R" Us stores to our updated, more "shopper-friendly" prototype format.

      In addition, we continually evaluate our stores and our store formats, and through this process we have identified 27 U.S. toy stores and 37 Kids "R" Us stores that we plan to close as part of our restructuring announced on January 28, 2002. In tandem with almost all of these Kids "R" Us store closings, the nearest Toys "R" Us store will be converted to a combo store.

   o Differentiating and strengthening our core merchandise content. We seek to differentiate ourselves from our competitors by offering our customers a broad and deep selection of merchandise, including:

     - nationally branded products, such as Barbie, G.I. Joe, Lego and Fisher Price;

     - exclusive branded products--for example, we have entered into exclusive branded product agreements with Animal Planet, Home Depot, Scholastic and OshKosh B'Gosh, and together with Universal Studios Consumer Products Group and Amblin Entertainment, we announced a three-year exclusive merchandise program to support Steven Spielberg's E.T., The Extra Terrestrial, and Universal's re-release of the film this spring; and

     - our private label merchandise, such as Animal Alley, Fast Lane, Fun Years and Dream Dazzlers in our Toys "R" Us stores, K.R.U., New Legends and Miniwear Classics in our Kids "R" Us stores and Especially for Baby, Koala Baby and Baby Trend in our Babies "R" Us stores.

   o Pursuing attractive growth initiatives. In addition to the comparable store sales growth we expect from the repositioning of our U.S. toy stores, our combo store strategy and our new prototype stores in the Kids "R" Us division, we intend to pursue a number of other growth opportunities, such as:

     - the expansion of our Babies "R" Us division by opening approximately 20 stores per year;

     - the selective addition of stores in our International division as opportunities arise;

     - the testing of our "Toys "R" Us Toybox" in a limited number of grocery stores; and

     - the opening of selected stores intended to serve secondary and tertiary markets by combining Toys "R" Us, Kids "R" Us and Babies "R" Us in a 40,000 to 45,000 square foot format.

   o Creating a more enjoyable shopping experience for our guests. We seek to create an atmosphere in which it is fun and convenient for both adults and children to shop through such initiatives as the Mission Possible format. The Mission Possible format:

     - enhances store layout by creating lower gondolas, widening the aisles and reorganizing our merchandise in logical categories to improve shopping patterns; and

     - is particularly service-oriented with designated "World Leaders" in each of the major product categories--our World Leaders are senior sales personnel who assist customers and help to train other sales associates.

   o Reducing and optimizing our operating expense structure. We actively seek initiatives that can serve to optimize both our store-level and corporate expenses, such as our planned consolidation of five separate store support facilities into one new centralized facility in Wayne, New Jersey in 2003. The

     Wayne facility will enable us to implement a shared-services model across a range of finance, human resources, administration and other support functions, which we believe will improve the efficiency and cost-effectiveness of our operations. In addition, we are allocating a higher percentage of store payroll hours to selling and customer service functions.

   o Further strengthening our flexible infrastructure. We believe that our warehouse/distribution system provides us with efficiency and flexibility to maintain in-stock inventory positions at our stores. We utilize an inventory system that enables us to monitor the current activity and inventory in each region and in each store, which permits us to allocate merchandise to stores and keep them adequately stocked at all times. In addition, we have accelerated the implementation of our major initiative to improve our supply chain management, which is aimed at optimizing our inventory assortment and presentation, and are expanding our automated replenishment system to maximize inventory turnover.

                                  ------------

   We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 461 From Road, Paramus, New Jersey 07652, and our telephone number is (201) 262-7800.

                                  The Offering

Common stock offered.............................                shares

Common stock to be outstanding
  immediately after this offering................                shares

Use of proceeds..................................    We intend to use the net proceeds of the offering, together with the estimated net proceeds from the concurrent offering of equity security units, for the repayment of short-term borrowings and for other general corporate purposes.
                                                     See "Use of Proceeds."

Rights...........................................    Each share of our common stock includes one right to purchase our common stock pursuant to our shareholder rights plan. Prior to the occurrence of certain events, the rights will not be exercisable or evidenced separately from our common stock. See "Description of Common Stock--Rights Agreement."

New York Stock Exchange symbol...................    TOY

Risk factors.....................................    See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.


   The number of shares of our common stock that will be outstanding after this offering is based on the number of shares of our common stock outstanding as of February 2, 2002.

                              Concurrent Offering

   We are also offering, in a concurrent offering, $       of our equity
security units. Each equity security unit will initially consist of a contract to purchase shares of our common stock and a senior note. The stock purchase contract requires the holder to purchase from us, and us to sell to the holder, a number of shares of our common stock on May 17, 2005. The number of shares of common stock that each holder will be required to purchase, and we will be obligated to sell, will be determined based on the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the stock purchase date. The senior notes, which initially will be pledged to secure each holder's obligations under the related stock purchase contract, will pay
quarterly interest payments at the annual rate of    % of their principal
amount up to but excluding February 17, 2005. Thereafter, these interest payments will be paid at a reset rate determined through a remarketing process. The senior notes will mature on May 17, 2007. This common stock offering and the concurrent offering of equity security units are not conditioned on each other.

                                ----------------

   Except as otherwise specified, all references in this prospectus to the shares of common stock offered by us or outstanding exclude:

   o shares issuable upon exercise of the underwriters' over-allotment option;

   o 30.2 million shares subject to options outstanding as of February 2, 2002, at a weighted average exercise price of $20.33 per share, and 1.2 million shares subject to warrants outstanding as of February 2, 2002, at an exercise price of $13.00 per share;

   o 2.7 million restricted shares outstanding as of February 2, 2002;

   o 16.1 million additional shares available for future issuance under our stock option and incentive plans as of February 2, 2002;

   o shares issuable under the stock purchase contracts, which are a component of our equity security units being offered in the concurrent offering and, if applicable, the equity security units issued if the underwriters exercise their over-allotment option in that offering; and

   o shares issuable in connection with the rights outstanding under our shareholder rights plan. See "Description of Common Stock--Rights Agreement."

                                  RISK FACTORS

   In considering whether to invest in shares of our common stock, you should carefully consider all the information we have included and incorporated by reference in this prospectus. In particular, you should carefully consider the risk factors described below. If any of these risks actually occurs, our business, financial condition and results of operations could suffer, in which case the trading price of our common stock could decline.

Our industry is highly competitive, and competitive conditions may adversely affect our revenues and overall profitability.

   Our industry is highly competitive, and our results of operations are sensitive to, and may be adversely affected by, competitive pricing, promotional pressures, additional store openings and other factors. We compete with discount and mass merchandisers, such as Wal-Mart, Kmart and Target, national and regional chains and local retailers in the market areas served by our company. Competition is principally based on price, store location, advertising and promotion, product selection, quality and service. Some of our competitors may have greater financial resources, lower merchandise acquisition costs and lower operating expenses than our company, and we may be unable to compete successfully in the future.

Our business is highly seasonal, and our financial performance depends upon the results of the fourth quarter of each fiscal year.

   Our business is highly seasonal with net sales and earnings generally highest in the fourth quarter. During the last three years, more than 40% of our net sales and the substantial portion of our operating earnings have been generated in the fourth quarter. Our results of operations depend significantly upon the holiday selling season in the fourth quarter. If we achieve less than satisfactory net sales during the key fourth quarter, we may not be able to compensate sufficiently for lower net sales during the first three quarters of the year.

Our business may suffer if we fail to implement successfully our strategy.

   We continue to implement a series of strategic initiatives, including renovation of most of our U.S. toy stores to our "Mission Possible" format, expansion of programs to differentiate and strengthen our core merchandise content and service levels, and reduction and optimization of our operating expense structure. The success of these initiatives will depend on various factors, including the appeal of renovated store formats and new products to consumers, competitive conditions and economic conditions. If we are unsuccessful at implementing some or all of our strategic initiatives, our future financial performance could be adversely affected.

Our net sales may be adversely affected if we fail to respond to changes in consumer preferences in a timely manner.

   Our financial performance depends on our ability to identify, originate and define product trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. Our toy and other products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. We cannot assure you that we will be able to continue to meet changing consumer demands in the future. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for other products. In addition, because we place orders for products well in advance of purchases by our customers, we could experience excess inventory if our customers purchase fewer products than anticipated.

Our business may be affected by changes in consumer spending patterns.

   Sales of toys and other products may depend upon discretionary consumer spending, which may be affected by general economic conditions, consumer confidence and other factors beyond our control. A decline in consumer spending could have an adverse effect on our financial condition and results of operations.

Our operations depend on the availability of adequate financing.

   We have significant liquidity and capital requirements, and we depend on our ability to generate cash flow from operations, borrow funds and issue securities in the capital markets. Although we currently retain lower-tier investment grade ratings from each of the rating agencies, future rating agency actions could affect our ability to obtain financing on satisfactory terms. We currently have adequate sources of liquidity and capital resources; however, any inability on our part to have access in the future to financing when needed would have a negative effect on our operations and financial condition.

International events could delay or prevent the delivery of products to our stores.

   A significant portion of the toys and other products sold by us is manufactured outside the United States, particularly in Asia. As a result, any event causing a disruption of imports, including the imposition of import restrictions or trade restrictions in the form of tariffs or otherwise, could increase the cost and reduce the supply of products available to us, which could, in turn, negatively affect our net sales and profitability.

Economic, political and other risks associated with our international operations could adversely affect our business.

   We have operations in 28 countries outside the United States, including, among others, the United Kingdom, Canada, Germany and France. We intend to pursue opportunities that may arise in these and other countries. Net sales in these foreign countries represented approximately 17% of our net sales in 2001. We are subject to the risks inherent in conducting business across national boundaries, many of which are outside our control. These risks include the following:

   o economic downturns;

   o currency exchange rate and interest rate fluctuations;

   o changes in governmental policy, including, among others, those relating to taxation;

   o international military, political and diplomatic incidents;

   o government instability;

   o nationalization of foreign assets; and

   o tariffs and governmental trade policies.

   We cannot assure you that one or more of these factors will not negatively affect our international operations and, as a result, harm our business and financial performance.

We rely on our management information systems in the conduct of our operations, and any failure of our systems to perform adequately could adversely affect our business.

   We depend upon our management information systems in the conduct of our operations. We are in the process of upgrading our inventory managment, distribution and supply chain management systems, our point of sale systems and our general ledger systems, as well as other essential information technology. We have spent in excess of $100 million in each of 2000 and 2001 on systems. Implementation of major new systems and enhancements to existing systems could cause disruptions in our operations. Any failure of our management information systems to perform as anticipated could adversely affect our net sales and profitability.

Anti-takeover provisions could impede or discourage a third-party acquisition which could cause the market price of our common stock to decline or to be lower than it otherwise would be.

   Toys "R" Us is a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change of control would be beneficial to our existing stockholders. We also have adopted a rights plan, commonly known as a "poison pill," that entitles our shareholders to acquire additional shares of our company, or a potential acquiror of our company, at a substantial discount from their market value in the event of an attempted takeover. In addition, some options granted under our stock option plans automatically vest upon a change in control. The provisions which we have summarized above may reduce the market value of our common stock.

                                USE OF PROCEEDS

   We estimate that our net proceeds from this offering will be approximately
$    , after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately
$    , after deducting the estimated underwriting discount and offering expenses payable by us.

   We intend to use the net proceeds from this offering, together with an
estimated $     of net proceeds, after deducting the estimated underwriting discount and offering expenses, from the concurrent offering of our equity
security units, or $     of net proceeds, after deducting the estimated
underwriting discount and offering expenses, if the underwriters' over-allotment option with respect to the equity security units is exercised in full, for the repayment of short-term borrowings and other general corporate purposes. As of March 12, 2002, the short-term borrowings bore a weighted average rate of interest of 2.85% per annum.


                                 CAPITALIZATION

   The following table sets forth our consolidated capitalization as of November 3, 2001:

   o on an actual basis;

   o on an as adjusted basis to reflect our receipt of the estimated net
     proceeds from the sale of          shares of common stock in this
     offering and the application of the estimated net proceeds as described under "Use of Proceeds;" and

   o on an as further adjusted basis to give effect to the concurrent offering of equity security units and the application of the estimated net proceeds as described under "Use of Proceeds."

                                                                                                      As of November 3, 2001
                                                                                              -------------------------------------
                                                                                                                         As Further
                                                                                               Actual     As Adjusted     Adjusted
                                                                                              -------    -------------   ----------
                                                                                                         (in millions)
                                                                                                          (unaudited)
Cash and cash equivalents.................................................................    $   420       $  420         $  420
                                                                                              =======       ======         ======
Current debt
 Short-term borrowings(1).................................................................        966
 Current portion of long-term debt........................................................         38           38             38
                                                                                              -------       ------         ------
   Total current debt.....................................................................      1,004
                                                                                              -------       ------         ------
Long-term debt
 Bonds and notes, less current portion....................................................      1,888        1,888          1,888
    % senior notes due 2007 (equity security units)(2)....................................         --           --
 Capital leases...........................................................................         26           26             26
                                                                                              -------       ------         ------
   Total long-term debt (excluding current portion).......................................      1,914        1,914
                                                                                              -------       ------         ------
    Total debt............................................................................      2,918
                                                                                              -------       ------         ------
Minority interest in Toysrus.com..........................................................         59           59             59
Stockholders' equity
 Common stock (650 million shares authorized).............................................         30
 Additional paid-in-capital(2)............................................................        439
 Retained earnings........................................................................      5,071        5,071          5,071
 Foreign currency translation adjustment..................................................       (245)        (245)          (245)
 Treasury shares, at cost.................................................................     (2,014)
                                                                                              -------       ------         ------
   Total stockholders' equity.............................................................      3,281
                                                                                              -------       ------         ------
    Total capitalization..................................................................    $ 6,258       $              $
                                                                                              =======       ======         ======

---------------
(1) Our short-term borrowings outstanding fluctuate and reflect the seasonal nature of our business. The amount of our short-term borrowings at November 3, 2001 represents the peak amount of our short-term borrowings for 2001.

(2) At the closing of the concurrent offering of equity units, the net proceeds from the sale of the equity security units will be allocated between the purchase contracts and the senior notes based on the underlying fair value of each instrument. We expect to report the fair market value of each senior
    note as $        and the fair market value of each purchase contract is
    $     .

   You should read the above table in conjunction with the financial statements and financial data included in or incorporated by reference in this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   We derived the selected consolidated financial data shown below for the fiscal years ended February 1, 1997, January 31, 1998, January 30, 1999,
January 29, 2000, and February 3, 2001 from our audited financial statements and for the nine-month periods ended October 28, 2000 and November 3, 2001 from our unaudited financial statements. We believe that these unaudited financial statements include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly, in all material respects, our results of operations and financial condition as of and for the periods presented. You should read the following financial information in conjunction with our consolidated financial statements and the financial data included in or incorporated by reference in this prospectus.

                                                           Fiscal Year Ended                                  Nine Months Ended
                                 ---------------------------------------------------------------------    -------------------------
                                 February 1,   January 31,    January 30,   January 29,    February 3,    October 28,   November 3,
                                    1997           1998          1999           2000           2001         2000(1)       2001(1)
                                 -----------   -----------    -----------   -----------    -----------    -----------   -----------
                                                  (in millions, except per share and other operating results data)
                                                                                                          (unaudited)   (unaudited)
Consolidated Operating
  Data(2):
Net sales....................      $9,932        $11,038        $11,170       $11,862        $11,332        $6,533         $6,260
Cost of sales................       6,892          7,710          8,191         8,321          7,815         4,481          4,224
                                   ------        -------        -------       -------        -------        ------         ------
 Gross margin................       3,040          3,328          2,979         3,541          3,517         2,052          2,036
Selling, general and
  administrative expenses(3).       2,020          2,231          2,443         2,743          2,801         1,844          1,864
Depreciation and amortization         206            253            255           278            290           207            225
Restructuring and other
  charges....................          60             --            294            --             --            --             --
                                   ------        -------        -------       -------        -------        ------         ------
Operating earnings/(loss)....         754            844            (13)          520            426             1            (53)
Gain from initial public
  offering of Toys "R"
  Us--Japan..................          --             --             --            --           (315)         (315)            --
Interest expense, net........          81             72             93            80            104            75             90
                                   ------        -------        -------       -------        -------        ------         ------
Earnings/(loss) before income
  taxes......................         673            772           (106)          440            637           241           (143)
Income taxes.................         246            282             26           161            233            88            (52)
                                   ------        -------        -------       -------        -------        ------         ------
Net earnings/(loss)..........      $  427        $   490        $  (132)      $   279        $   404        $  153         $  (91)
                                   ======        =======        =======       =======        =======        ======         ======
Earnings/(loss) per share(4).      $ 1.54        $  1.70        $ (0.50)      $  1.14        $  1.88        $ 0.70         $(0.46)
Weighted average shares
  outstanding(4).............       277.5          288.4          265.4         245.4          215.0         219.6          197.9
Consolidated Balance Sheet
  Data
  (at period end)(2):
Property and equipment, net..      $4,047        $ 4,212        $ 4,226       $ 4,455        $ 4,257        $4,132         $4,484
Merchandise inventories......       2,215          2,464          1,902         2,027          2,307         3,296          3,547
Total assets.................       8,023          7,963          7,899         8,353          8,003         8,929          9,588
Accounts payable.............       1,346          1,280          1,415         1,617          1,152         1,848          2,023
Total debt...................       1,348          1,006          1,401         1,529          1,724         2,642          2,918
Stockholders' equity.........       4,191          4,428          3,624         3,680          3,418         3,152          3,281
Other Operating Results(2):
Number of Stores by Division
 Toys "R" Us--United States..         682            700            704           710            710           708            703
 Toys "R"
  Us--International(5).......         396            441            452           462            491           479            504
 Babies "R" Us...............          82             98            113           131            145           140            159
 Kids "R" Us.................         212            215            212           205            198           198            185
 Imaginarium.................          --             --             --            40             37            40             48
Percentage increase/
  (decrease) in comparable
  store net sales for Toys
  "R" Us--United States(6)...           2%             6%            (4)%           3%             1%            0%            (4)%

---------------
(1) Our results for the nine months ended October 28, 2000 and November 3, 2001 are not necessarily indicative of full year results and reflect the seasonal nature of our business.

(2) Results for 2000 and 2001, and for the nine months ended October 28, 2000 and November 3, 2001, reflect the deconsolidation of Toys "R" Us--Japan, which has been accounted for on the "equity method" since its initial public offering on April 24, 2000. For example, sales from Toys "R" Us--Japan accounted for $1,208 in 1999 and $277 in 2000.

(3) Includes our share of net earnings of Toys "R" Us--Japan.

(4) Earnings per share is calculated based on the diluted weighted average shares outstanding, and (loss) per share is calculated based on the basic weighted average shares outstanding. Weighted average shares outstanding presents diluted shares, except in periods where there was a loss, in which case basic shares are presented.

(5) Number of stores for Toys "R" Us--International includes operated, licensed and franchised stores.

(6) Comparable store net sales data is shown for U.S. toy stores only and is based on the change in net sales of all stores opened for more than one year. Increases for 2001 have been adjusted to exclude the effect of the 53rd week in 2001.

                                    BUSINESS

Overview

   We are one of the world's leading retailers of toys, children's apparel and baby products. As of February 2, 2002, we operated 1,599 retail stores consisting of 1,092 U.S. locations with 701 toy stores under the name "Toys "R" Us," 184 children's clothing stores under the name "Kids "R" Us," 165 infant-toddler stores under the name "Babies "R" Us" and 42 educational specialty stores under the name "Imaginarium." Internationally, as of February 2, 2002, we operated 507 toy stores, including franchised and licensed stores, under the name "Toys "R" Us." We also sell merchandise through our Internet sites at www.toysrus.com, www.babiesrus.com and www.imaginarium.com.

   Over several decades of operation, Toys "R" Us has built its reputation as a leading destination for toys and children's products. We are a market share leader in the largest markets in which we operate, including the United
States, the United Kingdom and Japan. In the United States, our largest market, we are the only nation-wide freestanding destination toy store. Our toy stores offer approximately 10,000 distinct items year-round, more than twice the items found in other discount or specialty stores selling toys. We believe that one of our key competitive advantages, and a differentiating factor in the eyes of our customers, is our broad and deep product selection.

   In early 2000, in order to further strengthen our market position and enhance the shopping experience of our customers, we embarked on a three-year program to reposition our U.S. toy stores. A key part of this repositioning involves the renovation of our U.S. toy stores to the "Mission Possible" format. This format allows us to present our merchandise in a more dynamic selling environment and make our stores more "shopper friendly." In addition, the staff in our Mission Possible stores adheres to an elevated standard of guest service, based on training which focuses on deeper product knowledge and more targeted selling skills. At the end of 2001, we had completed the renovation of 433 of our U.S. toy stores. We plan to complete the balance of these renovations by year-end 2002. Approximately 130 to 140 stores will receive a full Mission Possible renovation and approximately 100 stores will receive a partial renovation that includes the addition of an Imaginarium boutique. Although the conversion process is still underway, we believe that Mission Possible stores offer higher productivity, profitability and return on investment measures relative to non-renovated locations.

   In November 2001, we opened our new Times Square flagship store in New York City. This 110,000 square foot, multi-level store offers families a vast array of toys and dramatic retail attractions including a 60-foot tall, indoor Ferris Wheel. During its first six weeks of operation, we estimate that more than two million shoppers visited Toys "R" Us Times Square to see The Center of the Toy UniverseTM. In addition, we believe our flagship store provides us with increased visibility of the Toys "R" Us brand and an effective platform for new product launches and is serving to further strengthen our standing with the vendor community.

Business Strategy

   We seek to enhance our business and financial performance through the following key elements of our strategy:

   o Improving the productivity and profitability of our store formats. Our renovation of our U.S. toy stores to the Mission Possible format is a key element of our strategy to improve the productivity and profitability of our store formats. As part of our Mission Possible program we have conducted a detailed assessment of every store in our U.S. toy store division and remain committed to pursuing initiatives which concentrate our investments on those stores judged most likely to produce superior returns. As such, we have identified 27 toy stores that, while cash flow positive, were not meeting our financial return objectives. Accordingly, these stores will be closed as part of the restructuring initiative announced on January 28, 2002. See "--Restructuring."

   In the last 18 months, we have also renovated nine stores in our Kids "R" Us division to an updated, more "shopper-friendly" format. We believe these stores present our core apparel offering in a fresh, compelling way. In addition, these stores carry an assortment of non-apparel merchandise, such as fashion accessories, bath and body products, cosmetics and home decor. As a result of favorable consumer response and improved productivity in these renovated stores, we plan to renovate approximately 30 additional Kids "R" Us stores to the new Kids "R" Us prototype in 2002.

   Our Toys "R" Us/Kids "R" Us "combo" stores are also an important part of our strategy for improving our store formats. A combo store is a toy store that combines our toy offering with a 5,500 square foot apparel offering. We believe that the new prototypes and combo stores represent the optimal strategic choices for the Kids "R" Us Division. Consequently, we have made a decision to close 37 Kids "R" Us stores. In almost all of these locations, the nearest Toys "R" Us store will be converted to a combo store in tandem with the Kids "R" Us store closing. In addition, we intend to convert other Toys
"R" Us stores to combo stores. We currently operate 273 combo stores. By the end of 2002 we plan to have approximately 375 combo stores.

   o Differentiating and strengthening our core merchandise content. We seek to differentiate ourselves from our competitors by offering our customers a broad and deep selection of merchandise, including both nationally branded and exclusive products. We offer an unparalleled selection of popular national brands such as Barbie, G.I. Joe, Lego and Fisher Price, including many SKUs which are unique to, or launched at, Toys "R" Us. Several exclusive vendor alliances and a broad selection of private label products further differentiate our unique merchandise offerings.

   Over the past two years, we have announced exclusive branded product agreements with Animal Planet, Home Depot, Scholastic and OshKosh B'Gosh, enabling us to offer products that our guests will not find elsewhere. Together with Universal Studios Consumer Products Group and Amblin Entertainment, we have also announced a three-year merchandise program to support the 20th anniversary of Steven Spielberg's E.T., The Extra Terrestrial, and Universal's re-release of the film this spring. We have developed a broad range of exclusive E.T. products across all of our divisions, and we recently introduced these products worldwide in Toys "R" Us, Kids "R" Us and Imaginarium stores, as well as on Toysrus.com.

   In addition to exclusive vendor alliances, we offer a broad assortment of private label merchandise under the names of Animal Alley, Fast Lane, Fun Years and Dream Dazzlers in our Toys "R" Us stores, K.R.U., New Legends and Miniwear Classics in our Kids "R" Us stores, and Especially for Baby, Koala Baby and Baby Trend in our Babies "R" Us stores.

   We continually seek to strengthen our "core merchandise content" (our top 1,500 selling items) to allow consistent comparable store for store sales growth and to lessen the dependence on "hot" merchandise items to drive our sales. By focusing on the core merchandise, we believe that we can maintain strong relationships with our vendors by allowing them to better plan production and meet agreed upon delivery timetables. We believe that this approach will ensure us a sufficient supply of core merchandise items and allow us to satisfy our consumer's demand for these items.

   o Pursuing attractive growth initiatives. In addition to the comparable store sales growth we expect from the repositioning of our U.S. toy stores, our combo store strategy and our new prototype stores in the Kids "R" Us division, we intend to pursue a number of other growth opportunities. We plan to continue to expand our Babies "R" Us division by opening approximately 20 stores per year. In our International division, we will also continue to selectively add stores as opportunities arise. In mid-2001, we began testing a concept called "Toys "R" Us Toybox" in a limited number of grocery stores. The Toys "R" Us Toybox consists of 1,000 to 1,400 square feet of smaller items with price points generally below $25. We are currently in the process of evaluating the results of this initiative. In 2002, we also plan to open selected stores that are intended to serve secondary and tertiary markets by combining Toys "R" Us, Kids "R" Us and Babies "R" Us in a 40,000 to 45,000 square foot format. Tests of other new growth initiatives are also in development.

   o Creating a more enjoyable shopping experience for our guests. We seek to create an atmosphere in which it is fun and convenient for both adults and children to shop. The Mission Possible format enhances store layout by creating lower gondolas, widening the aisles and reorganizing our merchandise in logical categories to improve shopping patterns. Mission Possible stores are particularly service oriented with designated "World Leaders" in each of the major product categories. Our World Leaders are senior sales personnel who assist customers and help to train other sales associates.

   o Reducing and optimizing our operating expense structure. We actively seek initiatives that can serve to optimize both our store-level and corporate expenses. For example, in January 2002, we announced our intention to consolidate five separate store support facilities into one new centralized facility in Wayne, New Jersey in 2003. The Wayne facility will enable us to implement a shared-services model across a range of finance, human resources, administration and other support functions, which we believe will improve the efficiency and cost-effectiveness of our operations. In addition, we are allocating a higher percentage of store payroll hours to selling and customer service functions.

   o Further strengthening our flexible infrastructure.We believe that our warehouse/distribution system and our ownership of a majority of the trucks used by us to distribute our merchandise provide us with efficiency and flexibility to maintain in-stock inventory positions at our stores. We utilize an inventory system that enables us to monitor the current activity and inventory in each region and in each store. This system permits us to allocate merchandise to stores and keep them adequately stocked at all times. In addition, we have accelerated the implementation of our major initiative to improve our supply chain management, which is aimed at optimizing our inventory assortment and presentation. We are also expanding our automated replenishment system to maximize inventory turnover.

Restructuring

   On January 28, 2002, we announced our plans to close 37 Kids "R" Us stores and 27 Toys "R" Us stores, eliminate 1,900 store and headquarters positions and consolidate our store support center facilities at our new Wayne facility. We announced that, in conjunction with these actions, we estimate that we will incur restructuring and other charges totaling $237 million on a pre-tax basis. Of this $237 million, we expect that $79 million will be associated with facilities consolidation, severance and other actions designed to improve efficiency in our support functions. We expect that the costs associated with store closings will be $73 million for Kids "R" Us stores and $85 million for Toys "R" Us stores, of which $27 million will be recorded in cost of goods sold. We also announced that we intend to reverse $24 million of previously accrued charges that, after final evaluation, have been deemed no longer needed. Accordingly, based on these actions, we announced that we intend to record $213 million pre-tax, or $126 million after-tax, restructuring and other charges in the fourth quarter of 2001. These actions are expected to increase free cash flow in 2002 and beyond and to yield improvements to pre-tax earnings of approximately $25 million in 2002, and approximately $45 million annually beginning in 2003. Payroll savings associated with changes in support functions will account for $30 million of the $45 million. The expected savings and results of our restructing are based on management's assumptions and are inherently subject to risks and uncertainties. We cannot assure you that these savings and results will be achieved or that our results will not be different.

Operations

   Toys "R" Us--United States

   In the United States, we operate Toys "R" Us stores in 49 states and Puerto Rico. We sell toys, plush, games, bicycles, sporting goods, VHS and DVD movies, video tapes, electronic and video games, small pools, books and educational and developmental products, infant and juvenile furniture and electronics, as well as educational and entertainment computer software for children.

   To further enhance the shopping experience of our guests, we utilize a merchandise "world" concept in our U.S. toy stores. Each world has a unique customer franchise from juvenile to electronics and video products. Each world establishes its own business plan and has a complete support team to develop its business from product sourcing to advertising and promotion. The worlds presently consist of the following:

   o R Zone (video game hardware and software, electronics, computer software, related products and VHS and DVD movies);

   o Action Central (vehicles, action figures, and other products);

   o Dolls and Dress up (collectibles, accessories and lifestyle products);

   o Seasonal (Christmas, Halloween, summer, bikes, sports, playsets, and other seasonal products);

   o Juvenile (baby products and newborn to age four apparel);

   o Imaginarium (educational and developmental products, accessories, games and puzzles); and

   o Apparel (shops within 273 combo stores with sizes ranging from newborn to age ten).

   As of February 2, 2002, we operated 701 U.S. toy stores, 438 of which were owned and 263 of which were leased. These stores conform to the prototypical designs consisting of approximately 30,000 to 45,000 square feet of space and are typically freestanding units or located in strip centers. This division also operates 42 Imaginarium stand-alone stores, all of which are leased. An Imaginarium boutique has also been incorporated into each of our 433 renovated Mission Possible stores. We opened one new toy store in Times Square in New York City while closing ten U.S. toy stores in 2001.

   Toys "R" Us--International

   We operate, franchise or license toy stores in 28 countries outside the United States. In 2000, we celebrated our 15th anniversary in the United Kingdom and our 10th anniversary in France. Our International stores generally conform to traditional prototypical designs similar to those used in our U.S. toy stores. We introduced new proprietary brands and shopping "worlds" that have been successful in the United States within some International store locations in 2001. These worlds included the Imaginarium boutiques, which are known as "World of Imagination" in some geographies, and a Babies "R" Us boutique in some stores.

   In April 2000, we completed the initial public offering of Toys "R" Us--Japan. At the completion of the initial public offering, we received net proceeds of $267 million. As a result of this transaction, our ownership interest in the common stock of Toys "R" Us--Japan was reduced from 80% to 48%. Toys "R" Us--Japan continues to be a licensee of Toys "R" Us, and we continue to receive royalties from Toys "R" Us--Japan.

   As of February 2, 2002, we operated 282 International stores, 101 of which were owned and 181 of which were leased. In addition, we franchise or license 225 International stores. We added 24 new toy stores, including franchised or licensed stores, while closing eight stores in 2001. Utilizing demographic data to determine which markets to enter, we intend to add approximately 25 new toy stores in 2002, including approximately 20 franchised or licensed stores.

   Babies "R" Us

   Babies "R" Us stores target the pre-natal to preschool market by offering up to 35 room settings of juvenile furniture such as cribs and dressers, as well as playyards, bumper seats, high chairs, strollers, car seats, infant, toddler and preschool toys, infant plush toys, and gifts. As of February 2, 2002, we operated 165 Babies "R" Us juvenile retail stores, 59 of which were owned and 106 of which were leased. All Babies "R" Us stores devote over 5,000 square feet to specialty name brand and private label clothing, and offer a wide range of feeding supplies, health and beauty aids and infant care products. In addition, we offer a computerized baby registry service, and Babies "R" Us registers more expectant parents than any other retailer in the domestic market. The Babies "R" Us stores are designed with low profile merchandise displays in the center of the stores providing a sweeping view of the entire merchandise selection.

   As part of our long-range growth plan, we plan to open approximately 20 new Babies "R" Us stores during 2002.

   Kids "R" Us

   Kids "R" Us children's clothing stores feature brand name and private label, children's clothing. These stores conform to prototypical designs consisting of approximately 15,500 to 21,500 square feet of space and are typically freestanding units or located in strip centers in the United States. As of February 2, 2002, we operated 184 Kids "R" Us stand-alone children's clothing stores, 95 of which were owned and 89 of which were leased. Our Kids "R" Us team is also responsible for the merchandising of apparel sections in Toys "R" Us/Kids "R" Us combo stores and in our Babies "R" Us stores.

   In November 2000, we completed renovation of our Kids "R" Us store in Freehold, New Jersey incorporating significant design changes from a traditional Kids "R" Us apparel store. During 2001, we renovated eight additional stores in various locations using the Freehold store as a prototype. We expect to convert approximately 30 additional Kids "R" Us stores to this new prototype during 2002.

   In an effort to improve guest satisfaction, following testing, we have added a "Lifestyle Shop" concept in 104 Kids "R" Us stores. These sections are filled with an assortment of non-apparel merchandise such as fashion accessories, bath and body products, cosmetics, home decor, kids' electronics, Animal Alley plush merchandise and other items. Finally, as discussed above, we plan to close 37 freestanding Kids "R" Us stores in 2002 as part of the restructuring.

   Toysrus.com

   Toysrus.com sells merchandise directly to the public via the Internet at www.toysrus.com, www.babiesrus.com and www.imaginarium.com. We opened our virtual doors to the public in June 1998. A redesigned toysrus.com website was launched in May 1999. In July 2000, we launched the babiesrus.com site, which specializes in baby and infant products. In order to provide better customer service and order fulfillment in the rapid growth and highly seasonal on-line toy retail business, we entered into a strategic alliance with Amazon.com, and a co-branded toysrus.com store was launched in September 2000. This co-branded online store offers a broad selection of toys, games, video game software, video game hardware and other products. In 2001, a redesigned co-branded babiesrus.com site and a new imaginarium.com site were launched. Our alliance combines Toysrus.com's merchandising expertise and trusted brand name with Amazon.com's strengths in web site operations, online customer service and reliable fulfillment. Toysrus.com and Amazon.com continue to work closely together to realize efficiencies and to reduce costs in this online business.

Distribution Centers

   In our U.S. toy store division our stores are supported by eleven distribution centers, seven of which are owned and four of which are leased. Five of these distribution centers also support our Babies "R" Us stores. The distribution centers average approximately 464,000 square feet each in size and are strategically located throughout the United States to efficiently support our stores.

   We operate five International distribution centers that support our International toy stores, all of which are owned. We also operate four Kids "R" Us distribution centers that support our Kids "R" Us stores, two of which are owned and two of which are leased. Our Toys "R" Us/Kids "R" Us combo stores and our Babies "R" Us stores also receive apparel from these Kids "R" Us distribution centers.

                          DESCRIPTION OF COMMON STOCK

   The following briefly summarizes material provisions of our common stock. This summary does not purport to include all of the provisions of our common stock and is qualified in its entirety by reference to applicable Delaware law, our restated certificate of incorporation, our bylaws and our amended and restated rights agreement, each of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

General

   Our certificate of incorporation currently authorizes the issuance of 650,000,000 shares of common stock, par value $0.10 per share. As of February 2, 2002, we had 196,707,416 shares of common stock issued and outstanding and 196,707,416 rights to purchase common stock issued and outstanding. As of that date, we had approximately 30,229 shareholders of record. The outstanding shares of common stock are, and the additional shares of common stock offered hereby upon issuance will be, fully paid and nonassessable.

Dividends

   Dividends may be paid to the holders of the outstanding shares of our common stock out of funds legally available for the payment of dividends, when, as and if declared by our board of directors. We have not historically paid any cash dividends on our common stock, and we currently do not contemplate paying any dividends in the future.

Voting Rights

   Except in the election of directors, each share of common stock is entitled to one vote on all matters to be voted on by stockholders. Holders of common stock have cumulative voting rights in the election of directors. In other words, each holder of common stock, is entitled to as many votes as shall equal the number of shares owned of record multiplied by the number of directors to be elected, and may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them.

Preemptive Rights

   Holders of our common stock do not have preemptive rights to purchase additional shares of common stock or securities convertible into shares of common stock. The common stock is not subject to any redemption or sinking fund provisions.

Liquidation Rights

   In the event of liquidation, dissolution or winding up of our company, the assets remaining after provision for payment of creditors are distributable, on a ratable basis, among the holders of our common stock.

Rights Agreement

   Under an amended and restated rights agreement between us and American Stock Transfer & Trust Company, as rights agent, each share of our common stock has associated with it one common stock purchase right, which we refer to as a "right." Prior to the occurrence of certain change of control events, the rights will not be exercisable or evidenced or transferable separately from our common stock. These rights are described in our Form 8-A, filed on January 16, 1998, as amended by the Current Report on Form 8-K that we filed on April 16, 1999. In addition, the description and terms of the rights are set forth in the rights agreement, the form of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The rights could deter but will not prevent the takeover of our company; however, the rights will cause substantial dilution to a person or group that acquires 15% or more of our common stock unless the rights are first redeemed by our board of directors. Nevertheless, the rights should not interfere with a transaction that is in the best interests of our company and its stockholders, because the rights can be redeemed until the distribution date.

Delaware Anti-Takeover Statute

   We are subject to Section 203 of the Delaware General Corporation Law, which we refer to as "Section 203." In general, Section 203 prevents a person who owns 15% or more of our outstanding voting stock, an "interested stockholder," from engaging in some business combinations, as described below, with us for three years following the time that that person becomes an interested stockholder unless one of the following occurs:

   o the board of directors either approves the business combination or the transaction in which the person became an interested stockholder before that person became an interested stockholder;

   o upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by:

     -- directors who are also officers of our company; and

     -- employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

   o at or subsequent to the time that the transaction in which the person became an interested stockholder, the business combination is:

     -- approved by the board of directors; and

     -- authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

   For purposes of Section 203, the term "business combinations" as used above include mergers, consolidations, asset sales or other transactions that result in a financial benefit to the interested stockholder and transactions that would increase the interested stockholder's proportionate share ownership of our company.

   Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with us for a period of three years after the stockholder becomes an interested stockholder. Although our stockholders have the right to exclude us from the restrictions imposed by Section 203, they have not done so. Section 203 may encourage companies interested in acquiring us to negotiate in advance with the board of directors, because the requirement stated above regarding stockholder approval would be avoided if a majority of the directors approves, prior to the time the party became an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Listing

   Our common stock is listed on the New York Stock Exchange under the trading symbol "TOY."

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038, telephone (877) 777-0800.

           CERTAIN U.S. TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

   The following summary describes the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a non-United States holder (as defined below) as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such non-United States holders in light of their personal circumstances. Special rules may apply to certain non-United States holders, such as certain United States expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

   If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding common stock should consult their tax advisors.

   For the purposes of this summary, a "United States holder" means a beneficial owner of the common stock offered in this prospectus that is:

   o a citizen or resident of the United States;

   o a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

   o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

   o a trust that (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

   A "non-United States holder" means a beneficial owner of the common stock that is not a United States holder.

Dividends

   In general, dividends paid to you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment, are not subject to the withholding tax. Instead, these dividends are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, as discussed below. You must comply with certification and disclosure requirements in order for effectively connected income to be exempt from withholding. If you are a foreign corporation, any effectively connected dividends you receive may also be subject to an additional branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

   A non-United States holder of common stock who wishes to claim the benefit of an applicable treaty rate, and avoid backup withholding as discussed herein, will be required to satisfy the certification and disclosure requirements of applicable United States Treasury regulations. Special rules apply to claims for treaty benefits made by non-United States persons that are entities rather than individuals.

   If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of or credit for any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

   You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless:

   o the gain is effectively connected with your conduct of a trade or business in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment;

   o you are an individual holding the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

   o we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock (subject to the discussion below).

   If you are an individual non-United States holder described in the first of the three clauses above, you will be subject to U.S. federal income tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are an individual non-United States holder described in the second clause above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If you are a non-United States holder that is a foreign corporation and you are described in the first clause above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax on your earnings and profits that are effectively connected with a U.S. trade or business, at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

   We believe that we are not, and do not anticipate becoming, a "United States real property holding corporation" for U.S. federal income tax purposes. If we are or become a "United States real property holding corporation," so long as the common stock continues to be regularly traded on an established securities market, you will not be subject to U.S. federal income tax on the disposition of the common stock if you hold or held (at any time during the shorter of the five year period preceding the date of disposition or your holding period) less than or equal to 5% of the total outstanding shares of common stock.

U.S. Federal Estate Tax

   If you are an individual, common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   We will be required to report annually to the U.S. Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld from dividend payments made to you, regardless of whether withholding was required. We may make available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty copies of the information returns reporting the dividends and withholding.

   In general, no U.S. backup withholding will be required regarding dividends paid to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have satisfied the certification requirements of applicable United States Treasury regulations.

   In addition, no U.S. information reporting or backup withholding will be required regarding the proceeds of the sale of common stock made within the United States or conducted through certain U.S.-related financial intermediaries if (1)(a) you certify under penalties of perjury that you are a non-United States holder and (b) the payor does not have actual knowledge that you are a United States person or (2) you otherwise establish an exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against your U.S. federal income tax liability provided the required information is provided to the U.S. Internal Revenue Service.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated        , 2002, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as representatives, the following respective numbers of shares of our common stock:

                                                                                            Number
       Underwriter                                                                        of Shares
       -----------                                                                        ---------
   Credit Suisse First Boston Corporation.............................................
   Salomon Smith Barney Inc...........................................................
                                                                                            -----
    Total.............................................................................
                                                                                            =====


   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares of our common stock covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of our common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to additional      shares of our common stock at the public
offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of our common stock.

   The underwriters propose to offer shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $    per share. The
underwriters and selling group members may allow a discount of $    per share
on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we will pay.

                                                                            Per Share                            Total
                                                                 -------------------------------    -------------------------------
                                                                    Without            With            Without            With
                                                                Over-Allotment    Over-Allotment    Over-Allotment   Over-Allotment
                                                                --------------    --------------    --------------   --------------
Underwriting discounts and
  commissions paid by us.....................................       $                 $                $                 $
Expenses payable by us ......................................


   We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose our intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. for a period of 90 days after the date of this prospectus.

   Our executive officers and directors have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock, or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose their intention to make any offer, sale, pledge or disposition or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. for a period of 90 days after the date of this prospectus.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.

   In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

   o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

   o Over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

   o Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

   o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of our common stock originally sold by the syndicate member are purchased in a stabilizing or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

   Certain of the underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment banking, lending, financial advisory and other related services to us and our affiliates, for which they have received and may continue to receive customary fees and
commissions. Concurrently with this offering, we are also offering $       of
equity security units for which some of the underwriters of this offering are also acting as underwriters under a separate underwriting agreement. The two offerings are not conditioned on each other.

   Credit Suisse First Boston, an affiliate of Credit Suisse First Boston Corporation, and Citibank, N.A., an affiliate of Salomon Smith Barney Inc., are lenders under our revolving credit facilities. We plan to use a portion of the net proceeds from this offering and the concurrent offering of equity security units to repay pro rata portions of revolving credit facilities in which certain of the underwriters and their affiliates are participants, and accordingly affiliates of the underwriters will receive a portion of the net proceeds of this offering and the concurrent offering of equity security units in repayment of amounts outstanding to them under the revolving credit facilities.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

   By purchasing our common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

   o the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws;

   o where required by law, that the purchaser is purchasing as principal and not as agent; and

   o the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action--Ontario Purchasers Only

   Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. Such a purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If such a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

   All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL OPINIONS

   The validity of our common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett, New York, New York, our counsel, and for the underwriters by Shearman & Sterling, New York, New York.


                                    EXPERTS

   Our financial statements as of February 3, 2001 and January 29, 2000 and for each of the fiscal years in the three-year period ended February 3, 2001, incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended February 3, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                               [TOYS "R" US LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discounts and commissions, are as follows:


Securities and Exchange Commission registration fee .........................................   $ 21,160
Legal fees and expenses .....................................................................   $125,000
Accounting fees and expenses ................................................................   $ 50,000
Blue sky fees and expenses ..................................................................   $ 10,000
Transfer agent fees and expenses ............................................................   $ 10,000
Printing and delivery expenses ..............................................................   $ 62,500
Miscellaneous expenses ......................................................................   $ 21,340
                                                                                                --------
 Total* .....................................................................................   $300,000
                                                                                                ========

---------------
*   All of the above expenses are estimated except for the SEC filing fee.

Item 15. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any present or former director, officer, employee or agent made a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against liabilities, costs and expenses actually and reasonably incurred by him in his capacity as a director or officer or arising out of such action, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. No indemnification may be provided where the director, officer, employee or agent has been adjudged by a court, after exhaustion of all appeals, to be liable to the corporation, unless a court determines that the person is entitled to such indemnity.

   Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to eliminate or limit its directors' personal liability for monetary damages to the corporation or its stockholders for breaches of their fiduciary duty as directors except for (1) a breach of the duty of loyalty,
(2) failure to act in good faith, (3) intentional misconduct or knowing violation of law, (4) willful or negligent violations of certain provisions of the Delaware General Corporation Law (Sections 174, 160 and 173) imposing certain requirements with respect to stock purchases, redemptions and dividends or (5) any transaction from which the director derived an improper personal benefit.

   The above provisions of the Delaware General Corporation Law are non-exclusive.

   Our restated certificate of incorporation contains a provision eliminating the personal liability for monetary damages of our directors to the full extent permitted under the Delaware General Corporation Law.

   The Delaware General Corporation Law contains provisions setting forth conditions under which a corporation may indemnify its directors and officers. Our Restated Certificate of Incorporation provides that a director or officer who is a party to any action, suit or proceeding shall be entitled to be indemnified by us to the extent permitted by the Delaware General Corporation Law against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred by such director or officer in connection with such action, suit or proceeding.

   We have entered into indemnification agreements with each of our directors and certain of our senior officers and intend to enter into indemnification agreements with each of our future directors and certain of our future senior officers. Pursuant to these indemnification agreements, we have agreed to indemnify such persons against certain liabilities, including any liabilities arising out of this Registration Statement.

   We maintain a standard form of officers' and directors' liability insurance policy, which provides coverage to our officers and directors for certain liabilities.

   The underwriting agreement to be entered into with respect to the common stock registered hereunder will provide for indemnification of the Registrant and its officers and directors by the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Item 16. Exhibits.

   See Exhibit Index.

Item 17. Undertakings.

   (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   (c) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, Toys "R" Us, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paramus, State of New Jersey, on this 13th day of March, 2002.

                                TOYS "R" US, INC.

                                By:   /s/ John H. Eyler, Jr.
                                    -------------------------------------------
                                      John H. Eyler, Jr.
                                      Chairman, Chief Executive Officer and
                                      President

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John H. Eyler, Jr. and Louis Lipschitz, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments including post-effective amendments thereto), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform such and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                Title                                                              Date:
/s/ John H. Eyler, Jr.                   Chairman, Chief Executive Officer and President                    March 13, 2002
------------------------------           (Principal Executive Officer)
       John H. Eyler, Jr.

/s/ Louis Lipschitz                      Executive Vice President--Chief Financial Officer (Principal       March 13, 2002
------------------------------           Financial Officer)
        Louis Lipschitz

/s/ Dorvin D. Lively                     Senior Vice President and Corporate Controller                     March 13, 2002
------------------------------           (Principal Accounting Officer)
       Dorvin D. Lively

/s/ Charles Lazarus                      Director, Chairman Emeritus                                        March 13, 2002
------------------------------
        Charles Lazarus


/s/ RoAnn Costin                         Director                                                           March 13, 2002
------------------------------
          RoAnn Costin

/s/ Roger Farah                          Director                                                           March 13, 2002
------------------------------
          Roger Farah

/s/ Peter A. Georgescu                   Director                                                           March 13, 2002
------------------------------
       Peter A. Georgescu


/s/ Michael Goldstein                    Director                                                           March 13, 2002
------------------------------
       Michael Goldstein

Signature                                Title                                                              Date:

/s/ Calvin Hill                          Director                                                           March 13, 2002
------------------------------
          Calvin Hill

/s/ Nancy Karch                          Director                                                           March 13, 2002
------------------------------
          Nancy Karch

/s/ Shirley Strum Kenny                  Director                                                           March 13, 2002
------------------------------
      Shirley Strum Kenny

/s/ Norman S. Matthews                   Director                                                           March 13, 2002
------------------------------
       Norman S. Matthews

/s/ Arthur B. Newman                     Director                                                           March 13, 2002
------------------------------
        Arthur B. Newman

                                 EXHIBIT INDEX

Exhibit
  No.     Description
-------   -----------

 1.1*     Underwriting Agreement.

 4.1      Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 of Form 8-B filed on January 3, 1996 and incorporated herein by reference).

 4.2      Amended and Restated By-Laws of the Registrant (filed as Exhibit 3.2 to the Registrant's Form 8-B filed on January 3,
          1996 and incorporated herein by reference). An amendment dated March 11, 1997 to Amended and Restated By-Laws of the
          Registrant (filed as Exhibit 3B to the Registrant's Annual Report on Form 10-K for the year ended February 1, 1997 and incorporated herein by reference).

 4.3*     Form of Common Stock Certificate.

 4.4      Amended and Restated Rights Agreement, dated as of April 16, 1999, by and between the Registrant and American Stock
          Transfer & Trust Company (filed as Exhibit 1 to the Registrant's Current Report on Form 8-K dated April 16, 1999 and incorporated herein by reference). The Rights Agreement includes the form of Rights Certificate (as Exhibit A thereto)
          and the Summary of Rights to Purchase Common Stock (as Exhibit B thereto).

 4.5      Form of Rights (included in Exhibit 4.4).

 4.6      Form of Indenture dated as of January 1, 1987 between the Registrant and United Jersey Bank, as trustee, pursuant to which securities in one or more series in an unlimited amount may be issued by the Registrant (filed as Exhibit 4(a) to the Registrant's Registration Statement on Form S-3 No. 33-11461 filed on January 22, 1987 and incorporated herein by reference).

 4.7      Form of Registrant's 8 1/4% Sinking Fund Debentures due 2017 (filed as Exhibit 4(a) to the Registrant's Registration
          Statement on Form S-3 No. 33-11461 filed on January 22, 1987 and incorporated herein by reference).

 4.8      Form of Indenture between the Registrant and United Jersey Bank, as trustee, pursuant to which securities in one or more series up to $300,000,000 in principal amount may be issued by the Registrant (filed as Exhibit 4 to the Registrant's
          Registration Statement on Form S-3 No. 33-42237 filed on August 31, 1991 and incorporated herein by reference).

 4.9      Form of Registrant's 8 3/4% Debentures due 2021 (filed as Exhibit 4 to the Registrant's Current Report on Form 8-K dated
          August 29, 1991 and incorporated herein by reference).

 4.10     Indenture, dated July 24, 2001, between the Registrant and The Bank of New York, as trustee (filed as Exhibit 4.1 to the
          Registrant's Registration Statement on Form S-4, No. 333-73800 filed on November 20, 2001 and incorporated herein by reference).

 4.11     Form of Registrant's 6.875% Notes due 2006 and form of Registrant's 7.25% Notes due 2011 (filed as Exhibit 4.1 to the
          Registrant's Registration Statement on Form S-4, No. 333-73800 filed on November 20, 2001 and incorporated herein by reference).

 4.12*    Form of Purchase Contract Agreement to be entered into between the Registrant and The Bank of New York, as purchase contract agent.

 4.13*    Form of Registrant's Equity Security Units.

 4.14*    Form of Indenture to be entered into between the Registrant and The Bank of New York, as trustee.

Exhibit
  No.     Description
-------   -----------

 4.15*    Form of Supplemental Indenture to be entered into between the Registrant and The Bank of New York, as trustee.

 4.16*    Form of Registrant's Senior Note to be issued in connection with Registrant's Equity Security Units.

 4.17*    Form of Pledge Agreement to be entered into among the Registrant, JPMorgan Chase Bank, as collateral agent and securities intermediary and The Bank of New York, as purchase contract agent.

 4.18*    Form of Remarketing Agreement to be entered into between the Registrant and a remarketing agent to be named later.

 4.19*    Five-Year Credit Agreement, dated as of September 19, 2001, among Toys "R" Us, Inc., the lenders party thereto, The Bank of New York, as Administrative Agent, Citibank, N.A., and J.P. Morgan Chase, as Co-Syndication Agents, and Credit Suisse
          First Boston, First Union National Bank, The Dai-Ichi Kangyo Bank, Ltd. and Societe General, as Co-Documentation Agents,
          and BNY Capital Markets, Inc., as Lead Manager and Book Manager.

 4.20*    364-Day Credit Agreement, dated as of September 19, 2001, among Toys "R" Us, Inc., the lenders party thereto, The Bank of
          New York, as Administrative Agent, Citibank, N.A., and J.P. Morgan Chase, as Co-Syndication Agents, and Credit Suisse
          First Boston, First Union National Bank, The Dai-Ichi Kangyo Bank, Ltd. and Societe General, as Co-Documentation Agents,
          and BNY Capital Markets, Inc., as Lead Manager and Book Manager.

 5.1*     Opinion and consent of Simpson Thacher & Bartlett.

23.1*     Consent of Simpson Thacher & Bartlett (Included in Exhibit 5.1).

23.2+     Consent of Ernst & Young LLP.

24.1+     Powers of attorney (Included on signature pages to Part II of this Registration Statement).

---------------
+   Filed herewith.
*   To be filed by amendment to this Registration Statement.